FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 27, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 24 and 26 August (both inclusive).

The cash amount of the shares purchased to 26 August 2026 as a result of the execution of the Buyback Programme amounts to 161,979,040 Euros, which represents approximately 8.9% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
24/08/2026	SAN	Purchase	XMAD	3,766,794	12.6456
24/08/2026	SAN	Purchase	CEUX	643,998	12.6476
24/08/2026	SAN	Purchase	TQEX	189,866	12.6199
24/08/2026	SAN	Purchase	AQEU	199,342	12.6562
25/08/2026	SAN	Purchase	XMAD	3,600,000	12.6545
25/08/2026	SAN	Purchase	CEUX	1,496,810	12.6185
25/08/2026	SAN	Purchase	TQEX	283,158	12.6458
25/08/2026	SAN	Purchase	AQEU	620,032	12.6313
26/08/2026	SAN	Purchase	XMAD	1,150,000	12.7146
26/08/2026	SAN	Purchase	CEUX	396,403	12.7113
26/08/2026	SAN	Purchase	TQEX	189,241	12.7057
26/08/2026	SAN	Purchase	AQEU	264,356	12.7112
			TOTAL	12,800,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 27 August 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 24/08/2026 and 26/08/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-24-a-26-agosto-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 27, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance